Gmail

Julien Uhlig <j.uhlig@ex-zerocarbon.com>

[Test] ZERO CARBON - We cannot believe it! 152 New Investors in 14 Days! Here are the Updates!

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:28 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: j.uhlig@ex-zerocarbon.com

Dear ,

I admit it! When I heard about Equity Crowd-Funding, I was skeptical!
After all, we have developed a high-tech carbon conversion solution that takes in its complexity a while to even describe to Industry Experts.

The reason we are still pursuing this technology solution is that it offers so many benefits. It is small, modular, and can be operated anywhere in the world! (Now, you can convert your waste even on the smallest island.)

The technology is super low emission and carbon negative, capturing carbon in the form of biochar to be stored in the soil for generations to come while benefitting the plants. Integrating Solide Oxide Fuel-Cells, we can push the electric efficiency beyond 50%. That is a far advance over using a car engine at a maximum of 30%. You need a lot less input for more power, and the input is waste, not fossil fuel.

It makes so much sense to us, and it makes sense to you! We are so happy! One of these days, we will share the journey of bringing this technology to market. We will tell you about the setbacks, the story of some of the largest Venture Capital Firms globally, stepping away from clean technology because it takes so much longer to disrupt the waste and energy market than the next lifestyle app. There are challenges to humanity that will not be solved by an app but by unique hard-and software that disrupts an industry.



Bali February 2021

We are here to make a difference, and we are proud and excited to meet you! Currently 152 Change-Makers, ready to take on this colossal challenge. We cannot do this alone, so please share our content and story with people who are also willing to make a difference. We will thank you for doing everything possible to end the waste pandemic, protect our oceans, wildlife, and ultimately the climate.

INVEST NOW IN ZERO CARBON

SIGN UP NOW! ZERO CARBON- BREAKTHROUGH TECHNOLOGY PRESENTATION MAY 27 ON EXVENTURE

ZERO CARBON invites enthusiasts, investors, and partners to a special online presentation followed by an Online Q& A on May 27th.
We are super excited for about 550 Attendees who already registered.
The event is featured by EX Venture, my clean online technology fundraising platform. EX Venture frequently features the most influential tech investors and

companies in electric mobility, storage, energy transition, carbon storage, and AG Tech.

Link to the LinkedIn event! https://bit.ly/exzerocarbon2021


ZERO
CARBON TECHNOLOGIES
FAST COMPANY
THE WORLD'S
MOST INNOVATIVE
COMPANIES 2018
BREAKTHROUGH
TECHNOLOGY
AS SEEN ON
CNN
ONLINE PRESENTATION AND Q&A
MAY 27TH. 9 AM and 1 PM EST

Zero Carbon Technology Explained! Why it is so disruptive?

The EX Zero Carbon team had a meeting with Udayana University's Faculty of Machine Engineering last Monday, and it was rather inspiring. The team at Udayana University was more than excited to execute the utilization of the X5 machine to resolve South Bali's unmanaged waste by the beach. And, with the commercial pilot under commissioning process there, Zero Carbon machines are only going to get bigger! It was an excellent opportunity to introduce the Technology to the Bali Investment Club, looking to support local impact projects. We had a chance to tape a quick process explanation you might enjoy.

FOLLOW THE LINK TO THE NEW VIDEO RIGHT HERE

ZERO CARBON AND W HOTEL SEMINYAK PRODUCING THE NEXT

"ROCK FOR IMPACT EVENT!

Yes! We are doing it again! Our Zero Carbon Launch Party was so incredibly successful, we partnered up with the W Hotel Seminyak and HEAVY Global to celebrate the next "Rock for Impact" Event.

Creating awareness for Zero Carbon Technology can effectively convert Ocean Waste into clean energy right where it is found. What better place to do it than a Beach Hotel. Stay Tuned For more info!

"ROCK FOR IMPACT EVENT!

Yes! We are doing it again! Our Zero Carbon Launch Party was so incredibly successful we partnered up with the W Hotel Seminyak and HEAVY Global to celebrate the next "Rock for Impact" Event.

Creating awareness for Zero Carbon Technology can effectively convert Ocean Waste into clean energy right where it is found. What better place to do it than a Beach Hotel. Stay Tuned For more info!

"ROCK FOR IMPACT EVENT!

Yes! We are doing it again! Our Zero Carbon Launch Party was so incredibly successful, we partnered up with the W Hotel Seminyak and HEAVY Global to celebrate the next "Rock for Impact" Event.

Creating awareness for Zero Carbon Technology can effectively convert Ocean Waste into clean energy right where it is found. What better place to do it than a Beach Hotel. Stay Tuned For more info!


W BALI-SEMINYAK & ZERO CARBON
PRESENT
SEN
SES
10/
06
WOOBAR
THURSDAY
10/06/21
5PM ONWARDS
SEN
SES
ZERO
W
BALI

Thank you all so much for your support,
If you have any questions,
Please reach out to me via E-Mail at j.uhlig@exventure.com or via Whatsapp at +49 178 2873624

Best wishes and warm regards,
Julien Uhlig, CEO of Zero Carbon Inc.

INVEST NOW IN ZERO CARBON

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🎉 **Share To Win a Trip to Bali!** 🎉

Use your referral link to invite friends to join my email list.

Unlock cool stuff when you do:

You have 0 referrals so far

Share now >

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore

Gmail

Julien Uhlig <j.uhlig@ex-zerocarbon.com>

[Test] ZERO CARBON- More Grants, More Investors means More Impact! Join Now!

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:28 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: j.uhlig@ex-zerocarbon.com

Dear ,

I don't know about you, but this Covid Period feels like a parallel universe for us. Looking back at all of this year of travel seem so inefficient. Instead, we are blown away by how well our campaign for Zero Carbon is going while we simultaneously work on other startups and concepts. Now is the time to focus on solving real-world problems and reflecting on the challenges facing us, our children, and our grandchildren.

In the final hours of my birthday party last week, which turned out to be epic, the question keeps coming back, why are you still doing this? Why are we still fighting to treat the global waste pandemic? It is an inefficient usage of my time; I get it. I could be sitting on the beach, living in Bali. The beach is never far. But, I feel that our generation has known about the massive challenges massive population growth will bring to our environment and not done enough. We are at the very beginning of creating a sustainable, more circular, more efficient society.

Therefore, it is vital to invest in technology that enhances the transition of our society before it is too late. At EX Venture, we only invest in such technologies. Our Investment targets are Technology breakthroughs that have a global potential to totally disrupt industries and make a measurable impact on society overall. There are ways to monetize this and benefit society and our investors if there is a worldwide market. We are so much stronger as a community, so let's make a positive impact together.


ZERO
CARBON TECHNOLOGIES
ZERO CARBON
WeFunder Information
THE WORLD'S
MOST INNOVATIVE
COMPANIES 2018
CNN

INVEST NOW IN ZERO CARBON

ZERO CARBON UPDATES:

- Zera Carbon sponsored Impact Event at the W Hotel has become the largest Social Event in Bali since the beginning with over 700 attendees. The W Hotel Seminyak will be one of the leading partners to implement Waste2Energy Technology in the Hospitality Sector. Pictures to Follow!

- Zero Carbon has been awarded an exciting undisclosed contract for Green Hydrogen Production from mixed waste Streams, details to follow.

- Zero Carbon receives an Extension of the German Government Grant to Tackle FoodWaste2Energy in the United Kingdom, generating 200.000 USD in additional R&D Funding.

- Zero Carbon is kicking of Government Funded R&D Project for Sewage Sludge Conversion with German Company Boreal Light.

- Zero Carbon raised another USD 50.000 from existing investors of the WeFunder platform in the last week as total commitment stands at 260.000 USD from 199 Investors.

UPCOMING EVENTS:

THE EX VENTURE EUROPE HAS BEEN PUSHED BACK TO AUGUST 5TH. HERE IS THE LINK WITH ALMOST 1000 ATTENDEES ALREADY

Sign Up to EX Venture Night Europe

IT'S TIME FOR YOU TO SPREAD MORE ABOUT OUR STORY AND INVEST NOW!


ZERO
JULY 08 – 12pm EST
INVESTOR
MEET UP
BREAKTROUGH TECHNOLOGY
TO END THE WASTE PANDEMIC
http://bit.ly/zerocarboninvestormeetup

Join our Wefunder Presentation for Zero Carbon, June 25th at 12pm EST

🎉 **Share To Win a Trip to Bali!** 🎉

Use your referral link to invite friends to join my email list.

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You have 0 referrals so far **Share now ›**

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore

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Gmail

Julien Uhlig <j.uhlig@exventure.co>

[Test] How to get the Early Bird Investor Special for Zero Carbon?

2 messages

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:26 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien Felix <j.uhlig@exventure.co>


ZERO
CARBON TECHNOLOGIES
FAST COMPANY
THE WORLD'S MOST INNOVATIVE COMPANIES 2018
BREAKTHROUGH TECHNOLOGY
NEXT GENERATION WASTE TO FUEL-CELL TECHNOLOGY
AS SEEN ON
CNN

Hi Julien Felix,

Thank you for your attention! This Technology has been my life work, and I am proud to share this opportunity with you! We are offering a massive discount for early investors, so please check out what we are doing, and let's end the waste pandemic together.

You can find our Wefunder Campaign right here:
https://wefunder.com/zerocarbon/

I believe that Zero Carbon on Wefunder a unique and ultra promising investment opportunity for any impact investor. Decentralized Power from Waste. Cost-Effective, Easy to Operate. A genuine growth opportunity. After three Years in Stealth Mode, Zero Carbon is open for Investment! German Government Funded Carbon-Negative Breakthrough Technology to Disrupt the Billion Dollar Waste Industry. The best part! Investment starts at USD 100. Now anyone can invest and make this vision of a sustainable future come true.

Mobile Impact Technology is combining High-Temperature Waste Conversion with next Generation Fuel Cell Technology for ultra-low emissions and high-efficiency power generation. Two Years of Testing at the Technical University in Zittau are successfully concluded, and now we are ready to enter new markets and grow a global company.


X5

THE X5 Micro-Waste to Power Generator using Next-Generation Fuel Cell Technology

So what can you do?

- You can share our story with your network.
- Of course, you can benefit from our Early Bird Special

You can find our Wefunder Campaign right here:
https://wefunder.com/zerocarbon/

You can learn more at our Webinar on Wednesday, Thursday, and Friday at 9 am PST. bit.ly/zerocarbonwebinar

If you have any questions or would like to set up an appointment, please send me an e-mail at j.uhlig@exventure.co

Best wishes and warm regards,

Julien Uhlig, CEO and Co-Founder of Zero Carbon

Ready To Learn More?



OCEAN WASTE POLLUTION GETTING WORSE IN BALI

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🎉 **Share To Win a Trip to Bali!** 🎉

Use your referral link to invite friends to join my email list.

Unlock cool stuff when you do:

You have 0 referrals so far **Share now >**

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:26 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien Felix <j.uhlig@exventure.co>

[Quoted text hidden]

Gmail Julien Uhlig <julienuhligio@gmail.com>

[Test] How much impact can we generate as a community? Welcome to Zero Carbon!

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:27 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <julienuhligio@gmail.com>

Dear Julien,

We at Zero Carbon are on a mission to end the Global Waste Pandemic!

Thank you for your contribution to WeFunder and for becoming part of our global movement.

The last week has been exciting, with almost 100 Investors participating in the launch of our crowdfunding campaign. Bringing this technology to markets has been a long, capital-intensive struggle, and honestly, we almost gave up. What kept us moving was the feeling that after 15 Years of Development that outlived the patience of many of the world's leading investors, we cannot stop now. Unfortunately, If we don't use our expertise to fix the global waste problem, it will probably only worsen! Yes! It is that hard!

We made a conscious decision not to raise venture capital at this point. As a Team, we focus on bringing our breakthrough technology to the markets to make the most impact and build a valuable company.
Please find out more about us, our team, and our vision. The deeper you go, the more significant is the opportunity.

I am personally available to answer whatever questions you might have.
Can I ask you for a favor? Please support us in jumping the 100.000 USD step and access more visibility on the WeFunder platform.

Share our story, engage with our content. Please guide us in making this not only one of the most successful tech crowdfunding campaigns but building an impact community strong enough to end the global waste pandemic. We are facing a massive challenge disrupting a toxic industry, and we cannot do it alone!

We sincerely appreciate your support and let us make a global impact together.

Julien Uhlig, Change-Maker and CEO of Zero Carbon
Whatsapp: +49 178 2873 624

ZERO CARBON ON WeFunder

What can you do to support?

- **Share our content!**
- **Make a Comment on Wefunder!**
- **Ask Questions on WeFunder!**
- **Invite your friends to find out more?**
- **Follow up your investment!**
- **Give us feedback about our campaign? See something you don't like, please tell us.**



WE ARE OUT HERE IN INDONESIA COMMISSIONING THE FIRST X5 SYSTEM IN INDONESIA

🎉 **Share To Win a Trip to Bali!** 🎉

Use your referral link to invite friends to join my email list.

Unlock cool stuff when you do:

You have **0** referrals so far **Share now >**

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore

Gmail

Julien Uhlig <julienuhligio@gmail.com>

[Test] ZERO CARBON- Receives State Funding for Next Generation Fuell-Cell-Technology! Drastically Boosting Efficiency

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:27 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: Julien <julienuhligio@gmail.com>

ZERO CARBON- Receives State Funding for Next Generation Fuell-Cell-Technology! Drastically Boosting Efficiency

The Zero Carbon machines convert waste streams to a clean natural gas replacement. The usage for the generated syngas is not limited to electricity generation but has many use cases. The gas can be used to supply heat, distill water, industrial application, and ultra-efficient energy generation.

The State Bank of Saxony (SAB) has recently granted additional funding for test cycles testing the integration of SOFC with Zero Carbon under the management of the renowned Fraunhofer Institute IKTS in Dresden. Similar tests are underway integrating the new SOFC System developed by Germanies Kraftwerk Group. This technology is already in larger-scale production and offers a dramatic cost advantage overall.

INVEST NOW

ZERO CARBON ON WeFunder

JOIN THE COMMUNITY OF 84 INVESTORS



ZERO CARBON TEST STAND AT THE TECHNICAL UNIVERSITY IN ZITTAU

Zero Carbon is receiving funding in multiple programs. It is represented in three German Ministry of Economics programs for international Technology cooperation to bring technology to the UK, US, and Malaysia. Current and future grants total about 5 Mil. USD from 2018-2022.
The focus is the treatment of different waste streams, from food waste to Sewage Sludge. Zero Carbon has been successful in receiving grant support to cover most costs of the ambitious R&D pipeline.

The Zero Carbon machines come in two sizes; the X5 converts 5kg of waste, and the X50 converts 42kg of dry waste hourly. Especially small-scale power generation from waste has been inefficient, as small steam turbines by definition are very inefficient. Most gasifiers use diesel Generators to generate efficiency from 5 to at least 23-24%. The ultimate challenge is converting the syngas via a new kind of Solid Oxide SOFC ("SOFC"), which reaches an efficiency of over 50% while eliminating the need for oil changes and maintenance. Also, the system is quiet, which is a vast improvement over the roaring generator sets currently in use.

SOFC uses a direct chemical process to convert gas to electricity. For example, most applications today use hydrogen, making it the technology of choice for the green hydrogen infrastructure. Fuel Cells' efficiency based on stacks remains the same from fuel cells powering laptops to space stations to industrial applications.


X5

THE SMALLEST FUELL-CELL BASED WASTE TO ENERGY SYSTEM IN THE WORLD- THE ZERO CARBON X5

The Next Generation, Fuel Cell developments, start converting gases other than hydrogen, butane, and propane. Gases consist mainly of Carbon monoxide,

hydrogen, methane, and nitrogen, and unconverted complex carbon structures generally summed up as tar. This allows for the direct usage of the syngas for maximum efficiency power generation without the need for expensive and technically challenging gas cleaning and reforming. It offers a way forward to building highly efficient low noise direct conversion systems at a competitive price and a realistic skill level for business and industry operations.

Integrating SOFC at the end of the Zero Carbon reactors will amplify energy generation, develop a continuous, robust chain, and eventually create self-sufficient communities. The mechanism is a breakthrough technology; a simple, portable reactor can resolve persistent waste problems, as it supplies large amounts of energy to households - both are regardless of the location. Currently, EX Zero Carbon leads the market entrance and commercialization through the crowdfunding of the Zero Carbon reactors.

The testing will be done at the Technical University in Zittau under the Fraunhofer IKTS' Dresden; EX Zero Carbon will provide the gasification and drying unit represented by the engineering team MFC, who built Zero Carbon reactors.



SOFC by FRAUNHOFER IKTS IN DRESDEN

Fraunhofer IKTS has over 20 years of experience in sustainable materials research. The result of these tests will mark the reliability of the integration. Previously, EX Zero Carbon reactors themselves have also undergone more than 30 university tests in Germany's Zittau Görlitz University of Applied Sciences. The study by the university concludes the viability and stability of the X5 reactor and the clean gas usability. The reactors have successfully resolved the common problem of clinker and mineral removal and monitored the quality of gas produced. Other than the dangerous elements mentioned above, Zero Carbon's gas is free from chlorine and sulfur, which are the two elements that can ruin fuel cell stack. The commercial pilot of the X5 reactor landed in Bali's Udayana University earlier in 2021.

The integration's ultimate goal is to combine electricity and cooling applications in many parts of the world, especially developing countries. The reactor investigates and resolves technical challenges of converting solid waste into clean, synthetic gas and powers fuel cell operation to amplify energy generation. This integration envisions a quiet and clean home energy unit into the market, with double the efficiency, reduced nitrogen oxide emission, at a meager cost.

INVEST NOW IN ZERO CARBON

INVEST NOW IN ZERO CARBON

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🎉 **Share To Win a Trip to Bali!** 🎉
Use your referral link to invite friends to join my email list.
Unlock cool stuff when you do:

You have 0 referrals so far   **Share now ›**

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore
Unsubscribe

Gmail

Julien Uhlig <j.uhlig@ex-zerocarbon.com>

[Test] ZERO CARBON - We cannot believe it! 152 New Investors in 14 Days! Here are the Updates!

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:28 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: j.uhlig@ex-zerocarbon.com

Dear ,

I admit it! When I heard about Equity Crowd-Funding, I was skeptical!
After all, we have developed a high-tech carbon conversion solution that takes in its complexity a while to even describe to Industry Experts.

The reason we are still pursuing this technology solution is that it offers so many benefits. It is small, modular, and can be operated anywhere in the world! (Now, you can convert your waste even on the smallest island.)

The technology is super low emission and carbon negative, capturing carbon in the form of biochar to be stored in the soil for generations to come while benefitting the plants. Integrating Solide Oxide Fuel-Cells, we can push the electric efficiency beyond 50%. That is a far advance over using a car engine at a maximum of 30%. You need a lot less input for more power, and the input is waste, not fossil fuel.

It makes so much sense to us, and it makes sense to you! We are so happy! One of these days, we will share the journey of bringing this technology to market. We will tell you about the setbacks, the story of some of the largest Venture Capital Firms globally, stepping away from clean technology because it takes so much longer to disrupt the waste and energy market than the next lifestyle app. There are challenges to humanity that will not be solved by an app but by unique hard-and software that disrupts an industry.



Bali February 2021

We are here to make a difference, and we are proud and excited to meet you! Currently 152 Change-Makers, ready to take on this colossal challenge. We cannot do this alone, so please share our content and story with people who are also willing to make a difference. We will thank you for doing everything possible to end the waste pandemic, protect our oceans, wildlife, and ultimately the climate.

INVEST NOW IN ZERO CARBON

SIGN UP NOW! ZERO CARBON- BREAKTHROUGH TECHNOLOGY PRESENTATION MAY 27 ON EXVENTURE

ZERO CARBON invites enthusiasts, investors, and partners to a special online presentation followed by an Online Q& A on May 27th.
We are super excited for about 550 Attendees who already registered.
The event is featured by EX Venture, my clean online technology fundraising platform. EX Venture frequently features the most influential tech investors and

companies in electric mobility, storage, energy transition, carbon storage, and AG Tech.

Link to the LinkedIn event! https://bit.ly/exzerocarbon2021


ZERO
CARBON TECHNOLOGIES
FASTCOMPANY
THE WORLD'S
MOST INNOVATIVE
COMPANIES 2018
BREAKTHROUGH
TECHNOLOGY
ONLINE PRESENTATION AND Q&A
MAY 27TH. 9 AM and 1 PM EST
AS SEEN ON
CNN

Zero Carbon Technology Explained! Why it is so disruptive?

The EX Zero Carbon team had a meeting with Udayana University's Faculty of Machine Engineering last Monday, and it was rather inspiring. The team at Udayana University was more than excited to execute the utilization of the X5 machine to resolve South Bali's unmanaged waste by the beach. And, with the commercial pilot under commissioning process there, Zero Carbon machines are only going to get bigger! It was an excellent opportunity to introduce the Technology to the Bali Investment Club, looking to support local impact projects. We had a chance to tape a quick process explanation you might enjoy.

FOLLOW THE LINK TO THE NEW VIDEO RIGHT HERE

ZERO CARBON AND W HOTEL SEMINYAK PRODUCING THE NEXT

"ROCK FOR IMPACT EVENT!

Yes! We are doing it again! Our Zero Carbon Launch Party was so incredibly successful, we partnered up with the W Hotel Seminyak and [illegible] Global to celebrate the next "Rock for Impact" Event.

Creating awareness for Zero Carbon Technology can effectively convert Ocean Waste into clean energy right where it is found. What better place to do it than a Beach Hotel. Stay Tuned For more info!

"ROCK FOR IMPACT EVENT!

Yes! We are doing it again! Our Zero Carbon Launch Party was so incredibly successful, we partnered up with the W Hotel Seminyak and [illegible] Global to celebrate the next "Rock for Impact" Event.

Creating awareness for Zero Carbon Technology can effectively convert Ocean Waste into clean energy right where it is found. What better place to do it than a Beach Hotel. Stay Tuned For more info!

"ROCK FOR IMPACT EVENT!

Yes! We are doing it again! Our Zero Carbon Launch Party was so incredibly successful, we partnered up with the W Hotel Seminyak and [illegible] Global to celebrate the next "Rock for Impact" Event.

Creating awareness for Zero Carbon Technology can effectively convert Ocean Waste into clean energy right where it is found. What better place to do it than a Beach Hotel. Stay Tuned For more info!


W BALI-SEMINYAK & ZERO CARBON
PRESENT
SEN
SES
10/
06
WOOBAR
THURSDAY
10/06/21
5PM ONWARDS
SEN
SES
ZERO
W
BALI

Thank you all so much for your support,
If you have any questions,
Please reach out to me via E-Mail at j.uhlig@exventure.com or via Whatsapp at +49 178 2873624

Best wishes and warm regards,
Julien Uhlig, CEO of Zero Carbon Inc.

INVEST NOW IN ZERO CARBON

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

🎉 **Share To Win a Trip to Bali!** 🎉

Use your referral link to invite friends to join my email list.

Unlock cool stuff when you do:

You have 0 referrals so far

Share now >

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore

Gmail

Julien Uhlig <j.uhlig@ex-zerocarbon.com>

[Test] ZERO CARBON- More Grants, More Investors means More Impact! Join Now!

1 message

Julien Uhlig <mail@sendfoxmail.com> Wed, Jun 23, 2021 at 2:28 PM
Reply-To: Julien Uhlig <j.uhlig@exventure.co>
To: j.uhlig@ex-zerocarbon.com

Dear ,

I don't know about you, but this Covid Period feels like a parallel universe for us. Looking back at all of this year of travel seem so inefficient. Instead, we are blown away by how well our campaign for Zero Carbon is going while we simultaneously work on other startups and concepts. Now is the time to focus on solving real-world problems and reflecting on the challenges facing us, our children, and our grandchildren.

In the final hours of my birthday party last week, which turned out to be epic, the question keeps coming back, why are you still doing this? Why are we still fighting to treat the global waste pandemic? It is an inefficient usage of my time; I get it. I could be sitting on the beach, living in Bali. The beach is never far. But, I feel that our generation has known about the massive challenges massive population growth will bring to our environment and not done enough. We are at the very beginning of creating a sustainable, more circular, more efficient society.

Therefore, it is vital to invest in technology that enhances the transition of our society before it is too late. At EX Venture, we only invest in such technologies. Our Investment targets are Technology breakthroughs that have a global potential to totally disrupt industries and make a measurable impact on society overall. There are ways to monetize this and benefit society and our investors if there is a worldwide market. We are so much stronger as a community, so let's make a positive impact together.


ZERO
CARBON TECHNOLOGIES
ZERO CARBON
WeFunder Information
THE WORLD'S MOST INNOVATIVE COMPANIES 2018
CNN

INVEST NOW IN ZERO CARBON

ZERO CARBON UPDATES:

- Zera Carbon sponsored Impact Event at the W Hotel has become the largest Social Event in Bali since the beginning with over 700 attendees. The W Hotel Seminyak will be one of the leading partners to implement Waste2Energy Technology in the Hospitality Sector. Pictures to Follow!

- Zero Carbon has been awarded an exciting undisclosed contract for Green Hydrogen Production from mixed waste Streams, details to follow.

- Zero Carbon receives an Extension of the German Government Grant to Tackle FoodWaste2Energy in the United Kingdom, generating 200.000 USD in additional R&D Funding.

- Zero Carbon is kicking of Government Funded R&D Project for Sewage Sludge Conversion with German Company Boreal Light.

- Zero Carbon raised another USD 50.000 from existing investors of the WeFunder platform in the last week as total commitment stands at 260.000 USD from 199 Investors.

UPCOMING EVENTS:

THE EX VENTURE EUROPE HAS BEEN PUSHED BACK TO AUGUST 5TH. HERE IS THE LINK WITH ALMOST 1000 ATTENDEES ALREADY

Sign Up to EX Venture Night Europe

IT'S TIME FOR YOU TO SPREAD MORE ABOUT OUR STORY AND INVEST NOW!


ZERO
JULY 08 – 12pm EST
INVESTOR
MEET UP
BREAKTROUGH TECHNOLOGY
TO END THE WASTE PANDEMIC
http://bit.ly/zerocarboninvestormeetup

Join our Wefunder Presentation for Zero Carbon, June 25th at 12pm EST

🎉 **Share To Win a Trip to Bali!** 🎉

Use your referral link to invite friends to join my email list.

Unlock cool stuff when you do:

You have 0 referrals so far

Share now >

EX Zero Carbon 20A Tanjong Pagar Road Singapore, Sudan: +249 088443
Singapore

Unsubscribe

Written By Julien Uhlig

ZERO CARBON RECEIVES FUNDING TO INTEGRATE NEXT GENERATION FUEL CELL TECH, BOOSTING EFFICIENCY

The Zero Carbon machines convert waste streams to a clean natural gas replacement. The usage for the generated syngas is not limited to electricity generation but has many use cases. The gas can be used to supply heat, distill water, industrial application, and ultra-efficient energy generation.

so far inefficient, installations, like small steam turbines are inefficient for its power generation only reaches 5%. Most gasifiers use diesel generators for efficiency from 5 to at least 23-24%. The ultimate challenge is converting the syngas via a new kind of Solid Oxide Fuel Cellsl ("SOFC"), which reaches an efficiency of over 50% while eliminating the need for oil changes and maintenance. Also, the system is quiet, which is a vast improvement over the roaring generator sets currently in use.

SOFC uses a direct chemical process to convert gas to electricity. For example, most applications today use hydrogen, making it the technology of choice for the green hydrogen infrastructure. Fuel cells' efficiency based on stacks remains the same from fuel cells powering laptops to space stations to industrial applications.


X5

The next-generation Fuel cell developments, start converting gases other than hydrogen, butane, and propane. Gases consist mainly of carbon monoxide, hydrogen, methane, and nitrogen, and unconverted complex carbon structures generally summed up as tar. This allows for the direct usage of the syngas for maximum efficiency power generation without the need for expensive and technically challenging gas cleaning and reforming. It offers a way forward to building highly efficient low noise direct conversion systems at a competitive price and a realistic skill level for business and industry operations.

Integrating SOFC at the end of the Zero Carbon reactors will amplify energy generation, develop a continuous, robust chain, and eventually create self-sufficient communities. The mechanism is a breakthrough technology; a simple, portable reactor can resolve persistent waste problems, as it supplies large amounts of energy to households - both are regardless of the location. Currently, EX Zero Carbon leads the market entrance and commercialization through the crowdfunding of the Zero Carbon reactors. The State Bank of Saxony (SAB) has recently granted additional funding for test cycles testing the integration of SOFC with Zero Carbon under the management of the renowned Fraunhofer Institute IKTS in Dresden. Similar tests are underway integrating the new SOFC System developed by Germanies Kraftwerk Group. This technology is already in larger-scale production and offers a dramatic cost advantage overall.

The testing will be done at the Technical University in Zittau under the Fraunhofer IKTS' Dresden; EX Zero Carbon will provide the gasification and drying unit represented by the engineering team MFC, who built Zero Carbon reactors.





(Fraunhofer IKTS 6th International Congress in Dresden-Germany)

Fraunhofer IKTS has over 20 years of experience in sustainable materials research. The result of these tests will mark the reliability of the integration. Previously, EX Zero Carbon reactors themselves have also undergone more than 30 university tests in Germany's Zittau Görlitz University of Applied Sciences. The study by the university concludes the viability and stability of the X5 reactor and the clean gas usability. The reactors have successfully resolved the common problem of clinker and mineral removal and monitored the quality of gas produced. Other than the dangerous elements mentioned above, Zero Carbon's gas is free from chlorine and sulfur, which are the two elements that can ruin fuel cell stack. The commercial pilot of the X5 reactor landed in Bali's Udayana University earlier in 2021.

The integration's ultimate goal is to combine electricity and cooling applications in many parts of the world, especially developing countries. The reactor investigates and resolves technical challenges of converting solid waste into clean, synthetic gas and powers fuel cell operation to amplify energy generation. This integration envisions a quiet and clean home energy unit into the market, with double the efficiency, reduced nitrogen oxide emission, at a meager cost.

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Julien Uhlig

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Zero Carbon Technology Explained! Why it is so disruptive?


Zero Carbon Technology Explained! Why it is s...

commercial pilot under commissioning process there, Zero Carbon machines are only going to get bigger! It was an excellent opportunity to introduce the Technology to the Bali Investment Club, looking to support local impact projects.

We had a chance to tape a quick process explanation you might enjoy.

The South of Bali, one of the world's most pristine beaches, has been struck with an ocean waste problem for years. During the last wet season, its robustness brought plastic and other inorganic waste into the water, then back to the beach.



The unmanaged waste in the country may have been a pandemic larger than COVID-19. The current pandemic may immediately note statistics of the fallen. Still, the global waste problem will have a much more dangerous, long-term regressive effect on humans and the environment. Indonesia, for instance, has no proper waste management, with all of the dry and wet waste, along with sludge, going straight to either landfills or the ocean. With the rapidly-growing population, Indonesia has become the second-largest plastic contributor after China. And

EX Zero Carbon's commissioning in Udayana University may be the epicenter of waste management in Bali for now, but the plan is to turn the machines nationwide. This plan includes Java, which is the most populated island in the country.

With the current solution to landfill, Indonesia suffers from a long-term effect of the unmanaged waste problem. Indonesia itself produces around 200,000 tons of waste daily, consisting of plastic, rubber, food, sludge, and many more. The garbage has now filled up its largest Bantar Gebang landfill to be 60% to 70% capacity with a lack of waste infrastructures for years. Bantar Gebang is the last landfill destination from multiple zones across the city, and all of those zones are undeniably full of waste. The waste in the landfill has produced enough methane to negate the benefit of clean water on the island and other consumable natural resources for the locals. A West Java village, for instance, has to live 500 meters across the landfill, and the high pile has started to disturb the village's livelihood. The smell, the noise, and the pollution have become significant disturbances. A villager named Hatta admitted that he and his family had been living alongside it for the past 23 years, and their house is currently no longer sustainable. Locals in the village have noticed that instead of expanding landfills, waste management systems should be developed and maintained.



German/US-based EX Zero Carbon and Team Multi Fuel Conversion (MFC) startups genuinely wanted to tackle waste management in Indonesia and then Asia. Additionally, Team MFC built X5 to collaborate with India's TATA Power, which thrived on solving India's consistent pollution problem. The similarity of the problem enables the machine to be applicable in Indonesia as well. It will operate on a blended, pelletized form consisting of organic and inorganic waste like plastic commonly found on Balinese beaches. The machine then will convert the combined waste as clean gas onsite, which means the X5 is a portable waste treatment plant that is placeable in even the world's remotest area. The patented Zero Carbon converts waste into clean energy used for household necessities, including electricity, heating, cooling, other household necessities, and biochar. Biochar is an effective carbon sink, and it sequesters carbon dioxide from the atmosphere in the ground soil for generations. It means the emission is in the form of clean gas, usable to amplify energy generation via Solid Oxide Fuel Cells, and traps carbon as biochars, usable as fertilizers.

"Udayana University and the Balinese government have been working for years to resolve the waste treatment problems in the island," Professor I Nyoman Suprapta Winaya of Udayana University's Mechanical Engineering Faculty said, "With this machine, Udayana University has become the epicenter of waste resolutions in Bali."

Julien Uhlig, Jan von Rosenstiel, Jessica Ehinger of EX Venture, with Wahyu Taufik of Selaras Group and Professor I Nyoman Suprapta Winaya of Udayana University

Other than resolving the island's waste problems, the Zero Carbon machines will further support the university's research on waste management for the future. The systems combine mixed waste streams and convert them to generate power sustainably onsite through gasification. It also resolves the problem often encountered by waste management systems. The reactor uses a high temperature of more than 2,000 degrees Fahrenheit, hot enough to destroy all the harmful pollutants. The system uses a patented clinker crushing system that automatically pulverizes clinkers to dust. Combining a low tar process with the

"We have waste to shape the future of energy generation," EX Zero Carbon's CEO Julien Uhlig said, "We have shaped the two machines to optimize the conversion of unutilized trash to be clean energy, with maximum efficiency and minimum cost."

"We aim to have self-sufficient communities who process their waste and use it like electricity or thermal energy," Uhlig smiled, "Seeing waste as a valuable resource is going to revolutionize the way we live."

Disclaimer: We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

growth funding - fundraising - venture capital - business - business capital - entrepreneurship



Julien Uhlig

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ZERO CARBON- WELCOME TO 132 NEW INVESTORS- WEEKEND UPDATE

Thank you all for your Support! We are so close to crossing the 100.000 USD in the two-week mark. Help us to go further and end the Ocean Plastic Pandemic.


ZERO CARBON Welcomes 125 New Investors in WeFunder - Update Ma...

The waste issue is getting worse over the years, and we think it can potentially grow more extensive than the current COVID-19. It has become a pandemic jeopardizing the future livelihoods of our world. The South of Bali, for instance, is an area prominent with some of the most pristine, beautiful beaches in the world. During the last wet season, the unmanaged waste ended up in the seawater and the beach. The result of this circumstance was detrimental to both the environment and humans alike. It destroyed marine life, raised seawater's acidity, endangered locals' health, and ultimately impaired tourism, the Balinese primary income source. It was the reason why the EX Zero Carbon team picked the Udayana University in the South of Bali to house the first commercial pilot on the island. The university is the island's epicenter of education, which combines both classrooms and hands-on implementations. The X5 reactor, among other things, will also support their academic requirements for the future. When the team met the Udayana University's Faculty of Mechanical Engineering last week, the team was excited about execution. The machine is currently undergoing a commissioning process; then, it will be good to execute tasks!

The reactor is currently assisting Udayana University in the South of Bali. Julien Uhlig, EX Zero Carbon's CEO, plans to expand the reactor to every side of the world. This Thursday, May 27, 2021 at 09:00PM (GMT+8), Uhlig will be inviting investors to join him in a post-launching campaign. The machine was officially released on May 6, 2021, through a launching party attended by the greatest minds in clean technology and some of the most influential individuals in the technology world. On May 27, 2021, the event would discuss the Zero Carbon's reactor's main functionality, the future possibility into Solid Oxide Fuel Cell (SOFC), and EX Zero Carbon's strategies to help end the dire waste pandemic. Additionally, Uhlig would also invite private and angel investors and other individuals around the world in discussion and Q&A sessions about the machines.

Uhlig is currently spearheading t[illegible] Carbon team, working on fundraising to further commercialize the reactor via a crowdfunding platform **WeFunder**. On the crowdfunding platform, 96 users have reserved the investment on the machine, and the funding is foreseen to grow rapidly. With the current rate of funding raised, Zero Carbon would be likely to complete half the targeted fund in two quarters. The Zero Carbon machines, called the X5 and X50, are the brainchild of engineering team MFC, spearheaded by CTO Michael Hofmeister and business team EX, led by CEO Julien Uhlig. Both companies have been working on the success rate and viability of the reactors for the past decades, undergoing rounds of tests, problem-solving, and redevelopments. EX Zero Carbon is currently profitable and running on zero debt, a solid foundation for a clean technology startup. The company aims for a Series A by the year-end while operating in a lucrative clean technology industry whose market size is valued at around $44billion by 2027.

The X5 reactor disrupts the existing waste management and energy production by decentralizing waste management through a waste-to-energy reactor that converts waste to clean gas onsite. The reactor offers validated technology with meager emission standards. Though some other companies had resolved this issue, most of their technologies were made for communities with a larger volume of waste. Both Zero Carbon machines operate on lower waste intake. The X5 converts 5kg of mixed waste, and the X50 converts 42kg of mixed waste on an hourly basis. The machines give an alternative method to existing systems, requiring at least approximately 150kg of waste to process hourly, sometimes more. Both reactors have undergone 15 years of research, development, and more than 30 university tests in Germany's Zittau Görlitz University of Applied Sciences.

Most of Zero Carbon's **WeFunder** investors are angel and private investors who genuinely aim to tackle global waste issues. The funding raised here will be used for viability tests, which can cost up to USD20,000, business partnerships, and the marketing and distribution of the reactors. The team brings this machine to a billion-dollar market previously funded by Kleiner Perkins, Wellington, Triple Point Capital, and Waste Management, Inc., among the most prominent names. The mentioned companies have also supported the numerous redevelopments and redistributions of the reactors. EX Zero Carbon has taken the liberty to learn to develop the best version of Zero Carbon reactors.

The German-based startup is cu[illegible]omizing itself to enter the U.S. market. With the aim of nationwide expansion, the startup operates on a business model to build, manage, and maintain units on landfills. Soon enough, the startup plans to expand to many industries, including governmental (rural electrification and micro-grids), wastewater treatment, and other commercial outlets.

Disclaimer:

We are 'testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

business - business capital - venture capital - fundraising



Julien Uhlig

‹ SIGN UP NOW! ZERO CARBON- BREAKTHROUGH TECHNOLOGY PRESENTATION MAY 27 ON EXVENTURE

Zero Carbon Technology Explained! Why it is so disruptive? ›

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